UNITED STATES
[redacted]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05037455

AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44868

RECEIVED FEB 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHIRUD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SOUNDVIEW PLAZA
(No. and Street)

STAMFORD	CONNECTICUT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH BHIRUD –PRESIDENT (203) 977-1521
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald P. McGill, CPA
(Name - if individual, state last, first, middle name)

53 Darby Road	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

BHIRUD ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Suresh Bhirud, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Bhirud Associates, Inc. (Company) at December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Suresh Bhirud, President

Sworn and subscribed to before me this 23rd day of February, 2005.

SUSAN M. BHIRUD
NOTARY PUBLIC
MY COMMISSION EXPIRES 7/31/06

BHIRUD ASSOCIATES, INC.
(SEC I.D. No. 8-44868)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Donald P. McGill
Certified Public Accountant
53 Darby Road
Paoli, Pa 19301
(610) 725-9290

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of Bhirud Associates, Inc.

I have audited the accompanying balance sheet of Bhirud Associates, Inc., an "S" Corporation, at December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhirud Associates, Inc. at December 31, 2004, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald P. McGill

Paoli, PA
February 10, 2005

BHIRUD ASSOCIATES, INC.
(An "S" Corporation)
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$	65,714
Receivable from clearing firm		20,958
Marketable securities, at fair value		81,932
Property and equipment, net of accumulated depreciation of $36,282		6,972
Security deposit		3,358
Prepaid rent		2,966
Total Assets	$	181,900

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	22,590
Margin payable		7,528
Total Liabilities		30,118
Contingencies		-
Common stock - no par value, 200 shares authorized, 100 issued and and outstanding		30,000
Paid-in capital		130,354
Retained (deficit)		(8,572)
Total Stockholder's Equity		151,782
Total Liabilities and Stockholder's Equity	$	181,900

See accompanying notes.

BHIRUD ASSOCIATES, INC
(An "S" Coropration)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Commissions	$	405,342
Fee income		179,600
Losses on sales of securities		(21,943)
Total Revenue		562,999
Costs and Expenses:		
Salaries		223,100
Clearing costs		113,291
Rent		39,236
Office supplies and expenses		30,865
Employee benefits		21,732
Travel and automobile		16,991
Marketing and promotion		16,436
Payroll taxes		11,971
Regulatory fees		11,548
Professional fees		10,465
Telephone		6,736
Insurance		2,869
Interest		2,098
Taxes		1,734
Depreciation expense		1,508
Total Costs and Expenses		510,580
Operating income		52,419
Interest and dividend income		320
Net income	$	52,739

See accompanying notes.

BHIRUD ASSOCIATES, INC
(An "S" Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net income	$ 52,739
Adjustment to reconcile net income to net cash (used) by operating activities:	
Depreciation	1,508
Decrease in receivable from clearing firm	22,408
(Increase) in marketable securities, at fair value	(11,145)
Increase in accounts payable and accrued expenses	3,265
Increase in margin payable	7,528
Net Cash Provided By Operating Activities	76,303
Cash Flows From Investing Activities:	
Stockholder distributions	(25,982)
Net Cash (Used) By Investing Activities	(25,982)
Cash Flows from Financing Activities:	
Sale of Investment - U.S. Treasury	7,242
Net Cash Provided By Investing Activities	7,242
Net Increase In Cash	57,563
Cash beginning of period	8,151
Cash end of year	$ 65,714

See accompanying notes.

BHIRUD ASSOCIATES, INC.
(An "S" Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2003	$ 30,000	$ 156,336	$ (61,311)	$ 125,025
Stockholder distributions	-	(25,982)	-	(25,982)
Net income - 2004	-	-	52,739	52,739
Balance, December 31, 2004	$ 30,000	$ 130,354	$ (8,572)	$ 151,782

See accompanying notes.

1. ORGANIZATION AND NATURE OF OPERATIONS

Bhirud Associates, Inc. (the "Company"), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corp. (SIPC).

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

The Company has a small number of customers, with one major customer being the Apex Mid Cap Growth Fund. The sole stockholder of Bhirud Associates, Inc. is the portfolio manager of the fund. During the year ended December 31, 2004 4.3% of the Company's commissions were earned from the fund.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

Revenues
Commissions – Commissions are recorded on settlement date, which is not materially different than trade date.

Fee Income – Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

Securities Sales – The Company is limited to ten securities trades for its own account recording regular-way trades on the settlement date, which is not materially different than trade date. During the year ended December 31, 2004 the Company had realized gains on securities sales of $5,102 and unrealized losses on securities held of ($27,045).

Property and Equipment
The property and equipment are stated at cost and are depreciated over their estimated useful lives. The assets are depreciated based on accelerated methods. The components are furniture and equipment with a cost basis of $10,021 and an automobile with a cost basis of $33,233. The accumulated depreciation at December 31, 2004 was $10,021 and $26,261 respectively. The assets were in use as of December 31, 2004.

Lease
The Company leases its office pursuant to an extension of a lease dated September 10, 1993. The extension expires on August 31, 2005 and calls for minimum lease payments of $21,185 during 2005. The minimum lease payments exclude electricity, real estate taxes and operating expenses, which are estimated to be $8,000 annually. The Company is in negotiations with the landlord and expects to execute a new lease or extension prior to August 31, 2005.

Securities, At Fair Value
The Company's investments are carried at fair market value. At December 31, 2004, the Company held equities of $ 81,932. The investments consisted of eighteen individual securities with a total value of $74,283 and shares of the Apex Mid Cap Growth Fund with a total value of $7,649.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $25,000 and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, Bhirud Associates, Inc. had net capital of $126,258, which exceeded its required net capital. The Company had aggregate indebtedness at December 31, 2004 of $30,118.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state income taxes on its corporate income. The stockholder is liable for individual federal and state income taxes on his respective share of the Company's taxable income.

5. FAIR VALUE

The Company's financial instruments approximate fair value.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. Significant credit exposure may result in the event that the Company's clearing broker does not fulfill their obligations.

The Company may be exposed to off balance sheet risk if a customer is unable to fulfill its contractual obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. RELATED PARTY TRANSACTIONS

As discussed in the nature of operations footnote, the company's sole stockholder is the portfolio manager of the Apex Mid Cap Growth Fund. In addition to the revenue generated, Company pays the rent and other administrative costs of the fund and is entitled to receive reimbursement for these costs. During the year ended December 31, 2004 the Company irrevocably waived its right to such reimbursement. During the year ended December 31, 2004 such reimbursement would have been approximately $19,000.00.

BHIRUD ASSOCIATES, INC
(An "S" Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:			
Total stockholder's equity		$	151,782
Deductions and/or charges:			
Non-allowable assets:			
Prepaid rent	(2,966)		
Property and equipment, net	(6,972)		
Security deposit	(3,358)		
Total deductions			(13,296)
Net capital before haircuts on securities positions			138,486
Haricuts on securities positions			(12,228)
Net Capital		$	126,258
AGGREGATE INDEBTEDNESS:			
Items included in the statement of financial condition:			
Accounts payable and accrued expenses	$ 22,590		
Margin payable	7,528		
Total aggregate indebtedness		$	30,118
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required		$	25,000
Excess net capital at 1000%		$	123,246
Percent of aggregate indebtedness to net capital			24%

The above computation does not differ materially from the December 31, 2004 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Donald P. McGill
Certified Public Accountant
53 Darby Road
Paoli, Pa 19301
(610) 725-9290

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Bhirud Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Bhirud Associates, Inc. (the "Company") for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Donald P. McGill
Certified Public Accountant

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a company the size of Bhirud Associates, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Paoli, PA
February 10, 2005